Management's Discussion and Analysis

For the three and six months ended June 30, 2025 and 2024

(Expressed in United States dollars, unless otherwise stated)

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management and approved by the Board of Directors as of August 13, 2025 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2025 and 2024, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2024 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This discussion covers the three and six months ended June 30, 2025 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively.

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to section "Non-IFRS measures" of this MD&A for additional information regarding these non-IFRS measures.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "Risks and Uncertainties" and "Cautionary Statements" at the end of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

BUSINESS OVERVIEW

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada. Galiano is a gold mining company with a strategic vision to become a mid-tier producer. The Company's operating gold mine is the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach processing plant, with a capacity of 5.8 million tonnes ("Mt") per annum. The AGM also owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, and disciplined deployment of its financial resources.

The Company's common shares trade under the symbol "GAU" on the Toronto Stock Exchange in Canada and the NYSE American Stock Exchange in the United States.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Q2 2025 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q2 2025.

  12‐month rolling LTI and TRI frequency rates as of June 30, 2025 of 0.42 and 0.97 per million hours worked, respectively.

Mining

  Mining activities focused on the Abore and Esaase deposits with 1.4 Mt of ore mined at an average mined grade of 0.8 grams per tonne (“g/t”) gold and a strip ratio of 5.9:1 during Q2 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up with 1.7 Mt of waste mined during the quarter, a 113% increase compared to Q1 2025.

Processing

  1.2 Mt of ore was milled at an average feed grade of 0.8 g/t, with metallurgical recovery averaging 89% during Q2 2025.

  Secondary crushing circuit was completed on budget and commissioned at the end of July 2025. Processing plant milling capacity is now expected to return to a 5.8 Mt per annum throughput rate.

  Produced 30,350 ounces of gold during the quarter, a 46% increase compared to Q1 2025. 51,084 ounces of gold produced year- to-date.

  Sold 29,287 ounces of gold during the quarter and 56,281 ounces of gold year-to-date at average realized prices of a quarterly record $3,317 per ounce (“/oz”) and $3,084/oz, respectively, excluding the effect of realized losses on gold hedging instruments.

Cost and capital expenditures

  Total cash costs1 of $1,602/oz and all-in sustaining costs1 ("AISC") of $2,251/oz for the quarter. AISC1 declined by 10% compared to Q1 2025.

  Year-to-date AISC1 of $2,339/oz.

  Sustaining capital expenditures, excluding capitalized stripping costs, of $2.2 million and development capital expenditures (excluding Nkran pre-stripping costs) of $4.9 million during Q2 2025.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $6.9 million during Q2 2025, and $10.1 million year-to-date.

Financial

  Cash and cash equivalents of $114.7 million at June 30, 2025, and no debt.

  Generated cash flow from operating activities of $35.8 million during Q2 2025.

  Income from mine operations of $37.2 million during Q2 2025.

  Net income of $0.07 per common share and adjusted net income1 of $0.08 per common share during Q2 2025.

  Adjusted EBITDA1 (as defined herein) of $39.9 million during Q2 2025.

_________________________________________________
1 Non-IFRS measure. Refer to section "Non-IFRS Measures" of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Exploration

  A deep step-out drilling program at the Abore deposit, totaling 1,907m across a 1,200m strike length, yielded positive results with mineralization intercepted in all four holes, including 36m at 2.5 g/t gold (refer to news release dated July 14, 2025). The program confirmed the Abore granite and mineralizing system continues 200m below the current Mineral Reserve pit shell over a strike length of at least 1,200m, remains open in all directions, and appears to carry sufficient grades and widths below the current Mineral Reserve pit shell to support the potential development of bulk underground mining.

RECENT DEVELOPMENTS

  On July 8, 2025, the Company filed a final short form base shelf prospectus (the "Prospectus"), under which the Company may sell from time‐to‐time securities of the Company, up to an aggregate of $500 million. The Prospectus has a term of 25‐months from the filing date. No securities have been issued under the Prospectus.

  Subsequent to quarter-end, the Company completed the construction of a permanent secondary crushing circuit at the AGM processing plant. The secondary crushing circuit was commissioned at the end of July 2025, and processing plant milling capacity is now expected to return to a 5.8 Mt per annum throughput rate.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

2025 GUIDANCE AND OUTLOOK

The AGM is expected to produce between 130,000 ounces to 150,000 ounces of gold in 2025. Due to the temporary maintenance shutdown of the AGM’s processing plant for 14 days during Q1 2025, annual gold production is forecast to be near the lower end of the guidance range. With the secondary crushing circuit commissioned at the end of July 2025, throughput is expected to return to an annual run rate of 5.8 Mt, and higher grades are expected from deeper elevations at Abore in the second half of the year, which collectively are expected to result in higher gold production during the second half of the year.

The Company expects AISC1 for FY 2025 at the higher end of its guidance range due to production expectations at the lower end of the guidance range. In addition, there have been several factors outside of the Company’s control that impact the Company’s reported AISC1. Higher royalties resulting from higher realized gold prices and the increase to the Growth and Sustainability Levy (“GSL”) from 1% to 3% effective April 1, 2025, are estimated to impact FY 2025 AISC1 by approximately a further $100/oz (at the current spot gold price). Furthermore, the rapid appreciation of the Ghanaian Cedi against the US dollar during Q2 2025 adds further upward pressure on AISC1, if sustained over the remainder of 2025.

AISC1 is anticipated to be elevated in 2025 compared to future years due to lower 2025 gold production.

Total sustaining capital expenditures remain guided to $15.0 million in 2025, excluding capitalized stripping costs. Development capital expenditures for 2025 remain $60.0 million to $65.0 million.

For 2025, exploration expenditures at the AGM are estimated at approximately $10.0 million, which includes approximately 25,000m of drilling as well as ground geophysics and regional prospecting and mapping. The 2025 exploration program is focused on increasing Mineral Reserves and Mineral Resources at Abore, including additional drilling around the newly discovered high-grade zones of the Abore Main pit and deep drilling to below the current Mineral Reserve pit shell, as well as targeting discoveries in both near mine and greenfields areas of the AGM's tenements.

(1) Non-IFRS measure. Refer to section "Non-IFRS Measures" of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

SELECTED OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Health and safety
LTIs	-	2	1	-	-
12-month rolling LTI frequency rate	0.42	0.43	0.15	0.00	0.15
Mining
Ore mined ('000t)	1,365	1,296	531	670	467
Waste mined ('000t)	9,824	9,124	8,698	9,726	7,427
Strip ratio (W:O)	7.2	7.0	16.4	14.5	15.9
Average gold grade mined (g/t)	0.8	0.8	1.0	1.1	1.0
Mining cost ($/t mined) - total1)	3.65	3.36	3.41	3.52	2.98
Mining cost ($/t mined) - producing(1)	3.59	3.31	3.41	3.52	2.98
Mining cost ($/t mined) - development(1)	4.00	3.98	-	-	-
Ore tonnes trucked ('000 t)	1,030	1,053	685	665	503
Ore transportation cost ($/t trucked)	4.49	4.43	4.75	4.56	5.71
Processing
Ore milled ('000t)	1,193	1,086	1,179	1,162	1,336
Average mill head grade (g/t)	0.8	0.8	0.9	0.9	0.7
Average recovery rate (%)	89	87	85	91	82
Processing cost ($/t milled)	12.89	14.37	15.84	12.49	11.18
General and administrative cost ($/t milled)	6.24	5.78	6.28	5.74	5.13
Gold produced (oz)	30,350	20,734	28,508	29,784	26,437
Capital expenditures
Sustaining capital ($m)	2.2	1.3	0.8	0.8	0.6
Development capital ($m)	4.9	3.3	2.0	4.0	2.3
Development pre-stripping capital ($m)	6.9	3.2	-	-	-
Financial, costs and cash flow
Revenue ($m)	97.3	76.6	64.6	71.1	64.0
Gold sold (oz)	29,287	26,994	24,673	29,014	27,830
Average realized gold price ($/oz)	3,317	2,833	2,609	2,446	2,292
AISC ($/oz sold)(2)	2,251	2,501	2,638	2,161	1,759
Income from mine operations ($m)	37.2	15.4	21.8	26.4	23.6
Cash flow from operating activities ($m)	35.8	25.9	13.8	24.4	4.5
Free cash flow ($m)(2)	5.6	0.7	(3.1)	(1.6)	(9.7)
Adjusted net income ($m)(2)	21.1	3.4	5.1	17.7	7.3
Adjusted EBITDA ($m)(2)	39.9	19.0	21.2	25.6	16.2

(1) Total mining cost per tonne includes total mining costs for all producing deposits (Abore and Esaase) and deposits in development (Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(2) Non-IFRS measure. Refer to section "Non-IFRS Measures" of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Q2 2025 Operational Analysis for the Asanko Gold Mine

Mining

Abore

  Mined 0.8 Mt of ore, an increase of 18% from Q1 2025, at an average grade of 0.9 g/t gold.
  During Q2 2025, focused on pushing back benches to access ore at deeper elevations, which should allow for higher equipment productivity rates in the second half of 2025.
  Strip ratio of 6.2:1, a decrease of 17% from Q1 2025.

Esaase

  Mined 0.5 Mt of ore, a decrease of 10% from Q1 2025, at an average grade of 0.7 g/t gold.
  Strip ratio of 5.5:1, an increase of 8% from Q1 2025.

Nkran

  Waste stripping of Cut 3 is ongoing.
  1.7 Mt of waste rock mined, an increase of 113% from Q1 2025 due to a full quarter of activity and ramp up of initial contractor mobilization.
  The mining contractor is expected to mobilize most of its mining fleet over the remainder of 2025, which is expected to result in higher volumes mined in 2026.
  The Cut 3 stripping phase is expected to be completed over a period of three and a half years, with steady state ore production commencing early in 2029.

Mining Costs

Mining cost per tonne at Abore and Esaase averaged $3.59 per tonne (“/t”) in Q2 2025 compared to $2.98/t in Q2 2024. The increase in mining unit rates was in line with management’s expectations and due to higher load and haul costs associated with mining deeper benches, as well as higher drill and blast costs resulting from mining a higher proportion of fresh granite ore at Abore.

Refer to section “Capital Expenditures” below for a discussion on Nkran mining costs.

Ore Transportation

Ore transportation reflects ore transported from mined deposits located greater than 5 kilometers ("km") from the processing plant, which currently includes the Abore and Esaase deposits. Ore transported from closer deposits is considered rehandling, the costs of which are included within mining costs. During the quarter, 1.0 Mt of ore was trucked from the Abore and Esaase deposits to the processing plant, compared to 0.5 Mt in Q2 2024. The increase in ore transportation tonnes in Q2 2025 was due to higher volumes of mined ore from both the Abore and Esaase deposits.

Ore transportation unit costs in Q2 2025 were $4.49/t and were lower than the comparative period due to a 105% increase in ore tonnes trucked, which reduced fixed costs on a per unit basis.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Processing

Gold Production

The AGM produced 30,350 ounces of gold during Q2 2025, an increase of 46% from Q1 2025, as the processing plant in Q2 2025 milled 1.2 Mt of ore at an average grade of 0.8 g/t with metallurgical recovery averaging 89%. The increase in gold production was driven by higher plant availability, following the temporary 14-day maintenance shutdown in Q1 2025, resulting in 10% more tonnes milled in Q2 2025. Gold production in Q2 2025 was also positively impacted by the high gold-in-process inventory balance that existed at the end of the first quarter.

Milled Tonnes

Gold production during Q2 2025 continued to be impacted by lower milling rates, as mined and processed ore from Abore, which is harder and requires additional crushing and grinding, contributed to the reduction in mill throughput in Q2 2025 compared to Q2 2024.

The construction of a permanent secondary crushing circuit at the AGM processing plant was completed and commissioned at the end of July 2025. The objective of the secondary crushing circuit is to maintain plant throughput at the design capacity of 5.8 Mt per annum when treating harder ore from the Abore and Nkran deposits.

Average Head Grade

Mill feed grades during Q2 2025 were consistent with Q1 2025, as the mill feed continued to blend lower grade Esaase oxide ore with relatively higher grade Abore fresh ore.

Processing Costs

Processing cost per tonne for Q2 2025 was $12.89, a 10% decrease from Q1 2025. On an absolute basis, processing costs were consistent quarter-on-quarter. The decrease in processing cost per tonne in Q2 2025 was driven by 10% more tonnes milled, which decreased fixed processing costs on a per unit basis.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Capital Expenditures

Sustaining capital expenditures during Q2 2025 totaled $2.2 million and related primarily to a tailings facility expansion.

Development capital expenditures, excluding Nkran pre-stripping costs, during Q2 2025 totaled $4.9 million and related primarily to construction of the now completed secondary crushing circuit.

Development of Cut 3 at the Nkran deposit commenced in February 2025 and has gradually ramped up such that during the quarter, 1.7 Mt of waste rock was mined at a cost of $4.00/t or $6.9 million. These stripping costs are classified as development capital expenditure. The Company anticipates a further ramp up of mining activities at Nkran in the second half of 2025 following the mobilization of additional mining equipment towards the end of Q3 2025.

Total Cash Costs and AISC

Total Cash Costs1

For the three and six months ended June 30, 2025, total cash costs1 were $1,602/oz and $1,664/oz, respectively, compared to $1,271/oz and $1,222/oz in the comparative periods of 2024. During the 2024 comparative periods, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower total cash costs1. Additionally, total cash costs1 were higher in the 2025 periods due to higher royalties resulting from higher realized gold prices, an increase in the GSL effective April 1, 2025, and the rapid recent appreciation of the Ghanaian Cedi against the US dollar during Q2 2025.

Relative to Q1 2025, total cash costs1 were lower in Q2 2025, decreasing by 7% from $1,730/oz to $1,602/oz. The reduction in total cash costs1 was primarily driven by 8% more gold ounces sold in Q2 2025, which reduced fixed costs on a per ounce basis.

AISC1

For the three and six months ended June 30, 2025, AlSC1 was $2,251/oz and $2,339/oz, respectively, compared to $1,759/oz and

$1,777/oz in the comparative periods of 2024. The increase in AlSC1 was mainly due to the increase in total cash costs1 described above. Furthermore, AISC1 was higher in the 2025 periods due to higher capitalized stripping costs at the Abore and Esaase deposits relative to the comparative periods in 2024.

AISC1 was 10% lower in Q2 2025, compared to Q1 2025, driven primarily by 8% more gold ounces sold in the current quarter.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

EXPLORATION ACTIVITIES

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. During Q2 2025, the AGM conducted exploration programs to assess existing mineralization and expansion potential at several deposits, while also evaluating their broader resource prospects. Concurrent efforts focused on identifying greenfield exploration opportunities throughout the regional tenement portfolio.

Abore

Deep Drilling

A deep step-out drill program consisting of four holes totaling 1,907m of combined reverse circulation and diamond drilling was completed in Q2 2025. The program was designed to test for the continuation of the Abore mineralizing system at depths of up to 200m below the Abore Mineral Reserve pit shell. The four holes were widely spaced along approximately 1,200m of strike length of the deposit. All four of the holes intersected mineralized granite, confirming that the Abore mineralizing system extends at least 200m below the current Mineral Reserve and remains open in all directions. Results have also shown that the system appears to carry grades and widths at these depths sufficient to support the potential development of bulk underground mining. Highlights of significant intercepts include:

  Hole ABDD25-350: 36m @ 2.5 g/t gold from 370m, including 22m @ 3.8 g/t gold
  Hole ABDD25-352: 18m @ 1.9 g/t gold from 415m and 12m @ 1.5 g/t gold from 439m
  Hole ABPC25-356: 16m @ 3.1 g/t gold from 412m and 5m @ 2.3 g/t gold from 433m

Refer to the Company's news release dated July 14, 2025 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

Infill Drilling

Following the positive results of a Phase 1 drilling program (refer to news release dated May 5, 2025), which targeted mineralization within and directly below Abore’s Mineral Reserve pit shell, a Phase 2 infill drilling program commenced at Abore in Q2 2025. This infill program will continue to test for further extensions of mineralization immediately below the boundaries of Abore’s Mineral Reserve and Mineral Resource. Results from this Phase 2 program are expected during Q3 2025.

Sky Gold B

The Sky Gold B prospect is located approximately 9km northwest of the Esaase deposit in an area that may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold belt deposits. Following encouraging results from the initial drill testing in 2024, a follow-up gradient array Induced Polarization ("IP") survey commenced in Q1 2025 and remains ongoing. The program is designed to identify targets for potential follow-up drilling. As of June 30, 2025, the IP survey was approximately 90% complete, with completion expected in the second half of 2025.

Greenfield Targets

In addition to the drilling and geophysics programs above, the Company also continued to conduct mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets. Work in Q2 2025 focused on areas along strike to the southwest of the Nkran deposit.

Exploration Cost

Exploration expenditures during the three and six months ended June 30, 2025 were $2.3 million and $5.0 million, respectively. Exploration costs are tracking in line with guidance.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improving its risk management, reducing the AGM's cost of production and benefiting the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2024 Sustainability Report (the "2024 Sustainability Report") published on May 12, 2025, which is available on the Company's website at www.galianogold.com.

Health & Safety

There were no LTIs nor TRIs reported during the quarter, and the rolling 12‐month LTI and TRI frequency rates were 0.42 and 0.97 per million hours worked, respectively, as of June 30, 2025. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals' Mining Principles.

Additionally, the Company reported no medically treated injuries and one first-aid case during Q2 2025, encouraging progress from Q1 2025.

Safety efforts in Q2 2025 centered on extensive workforce training and emergency preparedness. Over 1,700 employees and business partners received instruction in energy isolation and fatigue management. The Mine Emergency Response Team led site-wide training sessions covering basic fire safety, emergency evacuation and communication procedures, first response, and work-at-height rescue. Additionally, two major simulation drills were conducted during the quarter, testing response to a sodium cyanide incident at the processing plant and a road traffic accident on the mine haul road.

Social Performance

Implementation of the Five-Year Socio-Economic Development Plan progressed during Q2 2025, with activities including the donation of books to local schools and preparation for the launch of the scholarship program. Key livelihood initiatives such as the local apprenticeship program remained on track. Community infrastructure projects under the Asanko Development Foundation also moved forward across the catchment areas. Stakeholder engagement intensified this quarter, with 47 meetings held to facilitate community entry, address grievances, and provide updates on employment and development initiatives.

Environmental Performance

Environmental monitoring during Q2 2025 indicated compliance with regulatory standards for water, air quality, and noise. The Ghanaian Environmental Protection Authority (“EPA”) conducted its quarterly compliance monitoring at the AGM sites during Q2 2025. In addition, the EPA, together with third-party consultants, completed the Q2 2025 audit of the AGM’s tailings storage facility.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

MACROECONOMIC FACTORS

Gold Price

The price of gold is the largest single external factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold, geopolitical events and macroeconomic factors, such as interest rates and inflation expectations. During Q2 2025, the price of gold traded between a low of $2,957/oz in early April and an all-time high of $3,500/oz in late April, with the average price for Q2 2025 based on the London Bullion Market Association ("LBMA") PM benchmark of $3,280/oz, compared to the Q2 2024 average price of $2,338/oz. Gold prices during Q2 2025 were influenced by geopolitical risks, specifically the threat of tariffs levied by the United States on its trading partners, and volatility in interest rates and the US dollar, among other factors.

During Q2 2025, the Company realized an average gold sales price of $3,317/oz, excluding the effect of realized losses on gold hedging instruments.

Management continues to evaluate opportunities to take advantage of the historically high gold price environment to protect the Company's balance sheet, particularly in light of periods where forecast capital expenditures are estimated to be elevated relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3 billion financing arrangement over a 3-year period (the "IMF Loan"). In April 2025, the IMF and Ghana reached an agreement on the fourth review of the country's economic reform agenda. This agreement will provide Ghana with access to an additional $370 million under the IMF Loan, bringing total disbursements under the three-year IMF Loan to $2.3 billion.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

The fiscal climate in Ghana over recent years has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to maintaining foreign currency reserves.

During Q2 2025, the Ghanaian Cedi rapidly appreciated relative to the US dollar, increasing by approximately 50%. The increase in the Ghanaian Cedi does put moderate pressure on the AGM's cost and capital structure. However, the majority of the AGM's significant cost drivers (e.g. mining contracts, diesel) are denominated in US dollars, and thus are isolated from volatile movements in the Ghanaian Cedi.

REVIEW OF Q2 2025 CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the three months ended June 30, 2025 and 2024

Three months ended June 30,
	2025	2024
(in thousands of US dollars, except per share amounts)	$	$
Revenue	97,304	63,963
Cost of sales:
Production costs	(39,303)	(31,689)
Depreciation and depletion	(13,054)	(4,833)
Royalties	(7,785)	(3,860)
Total cos t of sales	(60,142)	(40,382)
Income from mine operations	37,162	23,581
General and administrative expenses	(4,964)	(6,632)
Exploration and evaluation expenditures	(910)	(2,040)
Gain on derecognition of equity investment in joint venture	-	118
Income from operations and joint venture	31,288	15,027
Trans action costs	-	(102)
Finance income	1,924	1,434
Finance expense	(17,138)	(8,259)
Foreign exchange gain (loss)	5,480	(820)
Net income and comprehensive income	21,554	7,280
Weighted average number of shares outstanding:
Basic	257,734,700	254,974,179
Diluted	264,423,547	261,481,062
Net income per s hare attributable to common shareholders:
Basic	0.07	0.03
Diluted	0.07	0.03

Revenue

During Q2 2025, the Company sold 29,287 ounces of gold at a quarterly record average realized gold price of $3,317/oz for total revenue of $97.3 million (including $0.2 million of by-product silver revenue). During Q2 2024, the Company sold 27,830 ounces of gold at an average realized gold price of $2,292/oz for total revenue of $64.0 million (including $0.2 million of by-product silver revenue). The increase in revenue quarter-on-quarter was due to a 45% increase in realized prices and a 5% increase in gold ounces sold.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Production costs

During Q2 2025, the Company incurred production costs of $39.3 million, compared to $31.7 million in Q2 2024. During Q2 2024, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower production costs relative to Q2 2025, where processed ore was sourced from mined ore at the Abore and Esaase deposits.

Depreciation and depletion

During Q2 2025, depreciation and depletion expense was $13.1 million, compared to $4.8 million in Q2 2024. The increase resulted from higher depreciation recorded on right-of-use lease assets associated with mining services contracts, as well as depletion of Abore and Esaase development and capitalized stripping costs.

Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of precious metals from the AGM's concessions. The AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. The Esaase royalty is presented within production costs.

The Government of Ghana also imposed a short-term special levy effective on May 1, 2023, the GSL, which amounted to 1% of revenues for gold mining companies. Effective April 1, 2025, the Government of Ghana increased the GSL on gold mining companies to 3% and until December 31, 2028. The GSL is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during Q2 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

General and administrative ("G&A") expenses

The following table summarizes G&A expenses for the three months ended June 30, 2025 and 2024:

Three months ended June 30,
	2025	2024
(in thousands of US dollars )	$	$
Wages, benefits and consulting	(2,424)	(2,266)
Office, rent and administration	(385)	(542)
Professional and legal	(395)	(334)
Share-based compensation	(957)	(2,996)
Travel, marketing, investor relations and regulatory	(435)	(460)
Withholding taxes	(339)	-
Depreciation	(29)	(34)
Total G&A expenses	(4,964)	(6,632)

G&A expenses in Q2 2025 were $1.7 million lower than Q2 2024 due to a $2.0 million decrease in share-based compensation expense resulting from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares.

16

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Finance expense

The following table summarizes significant components of finance expense for the three months ended June 30, 2025 and 2024:

Three months ended June 30,
	2025	2024
(in thousands of US dollars )	$	$
Unrealized losses on gold hedging instruments	(1,807)	(1,541)
Realized loss es on gold hedging instruments	(10,702)	(2,945)
Interest on lease liabilities	(1,718)	(1,434)
Accretion expense on as set retirement provisions	(723)	(680)
Accretion expense on deferred consideration	(773)	(728)
Change in fair value of contingent consideration	(1,332)	(650)
Other	(83)	(281)
Total finance expense	(17,138)	(8,259)

Finance expense was higher in Q2 2025 primarily due to a $7.8 million increase in realized losses on the AGM's zero cost gold collar ("ZCC") hedges, as compared to Q2 2024, following the significant run up in gold prices during Q2 2025.

The change in fair value of contingent consideration payable to Gold Fields Limited was higher in Q2 2025 due to higher forecast gold prices impacting the amount of estimated future royalty payments from the Nkran deposit.

Foreign exchange gain (loss)

The increase in foreign exchange gain during Q2 2025 was due to the appreciation of the Ghanaian Cedi against the US dollar, which increased by approximately 50% during the quarter. The majority of the foreign exchange gain was realized on value added tax receivables in Ghana that are denominated in Ghanaian Cedis.

17

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

REVIEW OF YEAR-TO-DATE CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the six months ended June 30, 2025 and 2024

Six months ended June 30,
	2025	2024(1)
(in thousands of US dollars, except per share amounts)	$	$
Revenue	173,894	95,658
Cost of sales:
Production costs	(81,545)	(52,455)
Depreciation and depletion	(27,447)	(7,660)
Royalties	(12,380)	(5,765)
Total cost of sales	(121,372)	(65,880)
Income from mine operations	52,522	29,778
General and administrative expenses	(10,064)	(14,325)
Exploration and evaluation expenditures	(2,381)	(2,649)
Share of net income related to joint venture	-	2,432
Service fee earned as operators of joint venture	-	976
Gain on derecognition of equity investment in joint venture	-	1,416
Income from operations and joint venture	40,077	17,628
Trans action costs	-	(2,401)
Finance income	3,050	3,940
Finance expense	(56,249)	(13,984)
Foreign exchange gain (loss)	5,284	(1,111)
Net (loss) income and comprehensive (loss) income	(7,838)	4,072
Weighted average number of shares outstanding:
Basic	257,454,965	244,242,466
Diluted	257,454,965	249,286,037
Net (loss) income per share attributable to common shareholders:
Basic	(0.03)	0.02
Diluted	(0.03)	0.02

(1) The Company acquired Gold Fields Limited's 45% equity interest in the AGM on March 4, 2024, thereby increasing the Company's equity interest to 90% as of this date. The Company therefore consolidated the financial results of the AGM commencing on March 4, 2024. Prior to this date, the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

Revenue

During the six months ended June 30, 2025, the Company sold 56,281 ounces of gold at an average realized gold price of $3,084 for total revenue of $173.9 million (including $0.3 million of by-product silver revenue). During the comparative period of 2024, the Company recognized sales on 42,743 ounces of gold at an average realized gold price of $2,234/oz for total revenue of $95.7 million (including $0.2 million of by-product silver revenue).

18

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

The increase in revenue period-on-period was due to a 38% increase in realized prices and a 32% increase in gold ounces sold. Gold ounces sold in 2025 were higher than 2024 as the Company only consolidated the financial results of the AGM from March 4, 2024 to June 30, 2024 in the comparative period.

Production costs

During the six months ended June 30, 2025, the Company incurred production costs of $81.5 million, compared to $52.5 million in the comparative period of 2024. During the 2024 comparative period, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower production costs relative to 2025.

Production costs were also higher in 2025 due to more gold ounces sold as described under the heading "Revenue" above.

Depreciation and depletion

During the six months ended June 30, 2025, depreciation and depletion expense on MPP&E was $27.4 million, compared to $7.7 million in the comparative period of 2024. The increase in depreciation and depletion expense resulted from higher depreciation recorded on right-of-use lease assets associated with mining services contracts, as well as depletion of Abore and Esaase development and capitalized stripping costs.

Additionally, depreciation and depletion expense was lower in 2024 as a result of the comparative period only including the financial results of the AGM from March 4, 2024 to June 30, 2024.

Royalties

Royalties expense was higher during the six months ended June 30, 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

G&A expenses

The following table summarizes G&A expenses for the six months ended June 30, 2025 and 2024:

Six months ended June 30,
	2025	2024
(in thousands of US dollars )	$	$
Wages, benefits and consulting	(4,782)	(3,911)
Office, rent and administration	(736)	(841)
Professional and legal	(841)	(649)
Share-based compensation	(2,093)	(8,124)
Travel, marketing, investor relations and regulatory	(830)	(732)
Withholding taxes	(721)	-
Depreciation	(61)	(68)
Total G&A expenses	(10,064)	(14,325)

G&A expenses during the six months ended June 30, 2025 were $4.3 million lower than the comparative period in 2024 due to a $6.0 million decrease in share-based compensation arising from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares. This was partly offset by the Company consolidating the financial results of the AGM in the comparative period from March 4, 2024 to June 30, 2024.

19

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Finance expense

The following table summarizes significant components of finance expense for the six months ended June 30, 2025 and 2024:

(in thousands of US dollars )	Six months ended June 30,
	2025	2024
	$	$
Unrealized losses on gold hedging instruments	(32,023)	(5,619)
Realized loss es on gold hedging instruments	(15,602)	(3,114)
Interest on lease liabilities	(3,281)	(1,855)
Accretion expense on as set retirement provisions	(1,410)	(901)
Accretion expense on deferred consideration	(1,527)	(974)
Change in fair value of contingent consideration	(2,224)	(1,199)
Other	(182)	(322)
Total finance expense	(56,249)	(13,984)

Finance expense was higher during the six months ended June 30, 2025 primarily due to a $26.4 million increase in unrealized losses on the AGM's ZCC gold hedges and a $12.5 million increase in realized losses on ZCC gold hedges. Interest on lease liabilities and accretion expense on asset retirement provisions were higher in 2025 due to the Company consolidating the financial results of the AGM for the entire six months ended June 30, 2025; whereas, in the comparative period, the Company only consolidated the financial results of the AGM from March 4, 2024 onwards.

The change in fair value of contingent consideration payable to Gold Fields Limited was higher in 2025 due to higher forecast gold prices impacting the amount of estimated future royalty payments from the Nkran deposit.

Foreign exchange gain (loss)

The increase in foreign exchange gain during the six months ended June 30, 2025 was due to the appreciation of the Ghanaian Cedi against the US dollar, which has increased by approximately 40% in 2025. The majority of the foreign exchange gain was realized on value added tax receivables in Ghana that are denominated in Ghanaian Cedis.

20

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

FINANCIAL CONDITION

	June 30,	December 31,
	2025	2024
(in thousands of US dollars )	$	$
Cash and cash equivalents	114,681	105,775	Cash and cash equivalents increased resulting from positive operating cash flow, partly offset by capital expenditures at the AGM.
Other current assets	73,778	59,810	Other current assets increased primarily due to higher value added tax receivables , prepaid insurance costs for the AGM and prepaid income taxes in Ghana .
Non-current assets	371,678	334,768	Non-current assets increased due to capitalized stripping costs at the Abore, Esaase and Nkran deposits, as well as construction costs related to the secondary crushing circuit.
Total assets	560,137	500,353
Current liabilities	154,587	110,815	Current liabilities increased due to gold hedge liabilities and higher mining contractor payables .
Non-current liabilities	163,057	141,769	Non-current liabilities increased due to gold hedge liabilities and recognition of a mining services lease for the Nkran deposit.
Total liabilities	317,644	252,584	Shareholders ' equity decreased as the Company had a net loss for the six months ended June 30, 2025.
Common shareholders' equity	238,538	243,456
Non-controlling interest	3,955	4,313
Total liabilities and equity	560,137	500,353

LIQUIDITY AND CAPITAL RESOURCES

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to achieve positive cash flows from operations to internally fund operating, capital and project development requirements and generate returns for its shareholders. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, and development programs, the ability to obtain equity or other sources of financing, and the price of gold.

The Company's cash and cash equivalents of $114.7 million as of June 30, 2025, together with projected cash flows from operations over the next 12 months at current spot gold prices, are expected to be sufficient to satisfy the Company's financial, operating, capital commitments and contractual obligations that require settlement within the next 12 months, including the $25.0 million deferred consideration payment due to Gold Fields Limited on December 31, 2025. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company's financial obligations as they become due and fund the Company's ongoing development and exploration projects. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments as they fall due.

On July 8, 2025, the Company filed the Prospectus, under which the Company may sell from time‐to‐time securities of the Company, up to an aggregate of $500.0 million. The Prospectus has a term of 25‐months from the filing date. No securities have been issued under the Prospectus.

21

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Working capital

As at June 30, 2025, the Company had net working capital of $40.9 million (December 31, 2024 - $61.8 million). The decrease in net working capital since December 31, 2024 was primarily driven by an increase in the fair value of the Company's gold hedge derivative liabilities. Refer to the discussion under the heading "Gold price hedging" below for further details on the Company's gold hedging program.

	June 30, 2025	December 31, 2024
(in thousands of US dollars)	$	$
Cash and cash equivalents	114,681	105,775
Accounts receivable	58	104
Inventories	44,153	42,830
Value added tax receivables	11,610	8,328
Prepaid expense and other	17,957	8,548
Accounts payable and accrued liabilities	(105,740)	(64,348)
Lease liabilities - current	(17,600)	(15,937)
Deferred consideration	(24,252)	(23,535)
Total net working capital	40,867	61,765

Cash flows

The following table provides a summary of the Company's cash flows for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	35,814	4,463	61,706	17,491
Investing activities	(25,052)	(10,947)	(46,665)	52,801
Financing activities	(4,499)	(850)	(7,865)	(1,787)
Impact of foreign exchange on cash and cash equivalents	2,037	(431)	1,730	(736)
Increase (decrease) in cash and cash equivalents	8,300	(7,765)	8,906	67,769
Cash and cash equivalents, beginning of period	106,381	130,804	105,775	55,270
Cash and cash equivalents, end of period	114,681	123,039	114,681	123,039

Cash flows from operating activities

The $31.4 million increase in operating cash flows during Q2 2025 was driven by higher revenues resulting from higher realized gold prices, as compared to the same period in 2024.

The $44.2 million increase in operating cash flows during the six months ended June 30, 2025, relative to the comparative period in 2024, was driven by higher revenues as described under the heading "Revenue" in section "Review of Year-to-Date Consolidated Financial Results" of this MD&A. Higher revenues were partly offset by higher operating costs related to the ongoing development of the Abore deposit and recommencement of mining activities at the Esaase deposit.

22

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Cash flows used in investing activities

During Q2 2025, the Company invested $26.0 million in additions to MPP&E and earned $0.9 million of interest on cash and cash equivalents (Q2 2024 - invested $12.4 million in additions to MPP&E and earned $1.4 million of interest on cash balances). Total cash expenditures on MPP&E during the current period included $10.5 million of deferred waste stripping costs at the Abore and Esaase deposits, development capital expenditures of $4.9 million primarily related to the secondary crushing circuit and $6.9 million of pre- stripping costs at Nkran Cut 3. The increase in capital expenditures during Q2 2025 was primarily due to the commencement of pre- stripping at Nkran Cut 3, continued development of the Abore and Esaase deposits and advancement of the secondary crushing circuit project.

During the six months ended June 30, 2025, the Company invested $48.1 million in additions to MPP&E and earned $1.9 million of interest on cash balances (six months ended June 30, 2024 - invested $19.6 million in additions to MPP&E and earned $2.3 million of interest on cash balances, notwithstanding the cash flow impact of the transaction with Gold Fields Limited). The increase in capital expenditure during 2025 was driven by higher deferred waste stripping costs at Abore and Esaase and commencement of pre-stripping at Nkran Cut 3. Additionally, in the comparative period of 2024, the Company only consolidated the cash flows of the AGM from March 4, 2024 onwards.

Cash flows used in financing activities

Cash flows used in financing activities primarily related to capitalized lease payments on the Company's mining and other service contracts. The increase in cash flows used in financing activities for both periods in 2025, compared to the comparative periods in 2024, was due to additional mining lease agreements entered into during the current year.

Commitments and contractual obligations

The following table summarizes the Company's commitments and contractual obligations as at June 30, 2025 and December 31, 2024.

(in thousands of US dollars)	Less than	1-3	4-5	After	June 30,	December 31,
	1 year	years	years	5 years	2025	2024
Accounts payable and accrued liabilities	66,332	-	-	-	66,332	48,125
Gold hedges	32,843	12,937	-	-	45,780	13,758
Long-term incentive plan (cash-settled awards)	6,565	287	-	-	6,852	7,405
Mining and other services contracts	23,455	32,014	15,613	5,122	76,204	44,590
Asset retirement provisions (undiscounted)	-	3,356	7,075	68,440	78,871	75,770
Deferred and contingent consideration (undiscounted)	25,000	30,000	36,580	4,278	95,858	94,237
Corporate office lease	118	237	248	21	624	83
Total commitments	154,313	78,831	59,516	77,861	370,521	283,968

The gold hedges commitment represents the mark-to-market fair value of the Company's current gold hedging program (see "Gold price hedging" below) based upon a spot price of approximately $3,300/oz as of June 30, 2025. The settlement amount of these hedges, if any, will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all cash-settled deferred share unit ("DSU") awards granted to directors of the Company prior to 2025 amounting to $6.1 million. These commitments are current liabilities because the timing of payments could be accelerated if a director retires, or in the event of a change of control. DSU awards granted in 2025 will be settled by the issuance of the Company's common shares.

23

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors. The variable cost measures of these contracts are dependent volumes, such as bank cubic meters mined or ore tonnes transported. The expense relating to these variable payments and recognized as an operating expense was $30.2 million and $55.4 million for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - $17.2 million and $22.4 million, respectively). The mining services contracts include termination clauses, which allow the Company to terminate the agreements provided a termination fee is paid to the contractor.

The timing of contingent payments to Gold Fields Limited, totaling $40.9 million, is based upon management's best estimate of when payments would be required to be made based upon the AGM's current life of mine plan.

Contingencies

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as at June 30, 2025 as management's best estimate to settle the claim (December 31, 2024 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Off-balance sheet arrangements

The Company has no off‐balance sheet arrangements.

Gold price hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment. During the three and six months ended June 30, 2025, the Company realized a $10.7 million and $15.6 million loss on its gold hedging arrangements, respectively (three and six months ended June 30, 2024 - realized losses of $2.9 million and $3.1 million, respectively). The Company does not apply hedge accounting to the gold hedges.

The Company has gold hedges for 5,000 gold ounces per month for all of 2025 and 2026 (total of 30,000 gold ounces remaining in 2025 and 60,000 gold ounces in 2026). The remaining 2025 gold hedges have a put strike of $2,000/oz and call strikes ranging between $2,598/oz to $2,645/oz, while the 2026 gold hedges have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

24

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenue	97,304	76,590	64,551	71,130	63,963	31,695	-	-
Income from mine operations	37,162	15,360	21,788	26,444	23,581	6,197	-	-
Income (loss) from operations and JV	31,288	8,789	3,075	22,904	15,027	2,601	(2,271)	8,126
Net income (loss) for the period	21,554	(29,392)	3,369	1,100	7,280	(3,208)	(5,758)	11,389
Basic and diluted income (loss) per share	$0.07	($0.10)	$0.00	$0.00	$0.03	($0.01)	($0.03)	$0.05
Adjusted net income (loss ) attributable to common shareholders (1)	21,133	3,410	5,096	17,743	8,805	6,493	(5,758)	11,389
Adjusted basic and diluted income (loss) per share(1)	$0.08	$0.01	$0.02	$0.07	$0.03	$0.03	($0.03)	$0.05
Cash provided by (used in) operating activities	35,814	25,892	13,806	24,449	4,463	13,028	(1,574)	(140)
EBITDA(1)	49,851	23,018	9,675	30,787	18,972	2,872	(2,554)	8,161

(1) Non-IFRS measure. Refer to section "Non-IFRS Measures" of this MD&A.

During Q3 2023, strong net income and earnings before interest, taxes, depreciation and amortization ("EBITDA")1 were reflective of the AGM joint venture's underlying performance and rising gold price environment. The reduction in net earnings during Q4 2023 was mainly due to lower earnings from the AGM joint venture resulting from a restart and ramp up of mining at the Abore deposit; a $3.9 million downward fair value adjustment on the Company's preferred shares in the AGM joint venture, resulting from a change in forecast timing of distributions; and higher G&A expenses due to higher share-based compensation expense.

On March 4, 2024, the Company completed the acquisition of Gold Fields Limited's 45% equity interest in the AGM and as of this date commenced consolidating the financial results of the AGM. The increase in the Company's revenue, income from mine operations, income from operations, cash provided by operating activities and EBITDA1 since Q1 2024 were due to consolidating the AGM's financial results and cash flows.

The decrease in EBITDA1 in Q4 2024 was due to the Company terminating a gold sales offtake agreement and paying a $13.1 million termination fee.

The net loss in Q1 2025 was primarily attributable to a $30.2 million unrealized loss and a $4.9 million realized loss on gold hedging instruments.

During Q2 2025, improved mining and production rates at the AGM, coupled with higher realized gold prices, led to strong revenue, cash flows and net earnings.

25

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total cash costs per gold ounce sold

The Company has included the non-IFRS performance measure of total cash costs per gold ounce sold throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of the AGM's total cash costs per gold ounce sold to production costs of the Company (the nearest IFRS measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs	39,303	31,689	81,545	52,455
Unconsolidated production costs(1)	-	-	-	20,810
Fair value adjustments on acquired inventories(2)	-	(1)	-	(7,831)
Adjusted production costs	39,303	31,688	81,545	65,434
By-product silver revenue	(169)	(167)	(296)	(294)
Royalties	7,785	3,860	12,380	7,799
Total cash costs	46,919	35,381	93,629	72,939
Gold ounces sold	29,287	27,830	56,281	59,670
Total cash costs per gold ounce sold ($/oz)	1,602	1,271	1,664	1,222

(1) Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM joint venture using the equity method of accounting.

(2) Fair value adjustments on acquired inventories have been restated to retrospectively adjust for final purchase price accounting adjustments as of the March 4, 2024 transaction date.

AISC per gold ounce sold

The Company has adopted the reporting of "AISC per gold ounce sold", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow.

26

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

AISC adjusts total cash costs for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and sustaining lease payments on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments are not line items on the Company's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or mineral reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's reclamation provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows. Reclamation cost accretion is presented in finance expense in the Company's financial results.

The following table provides a reconciliation of AISC for the AGM to production costs and various operating expenses of the Company (the nearest IFRS measures) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	46,919	35,381	93,629	72,939
G&A expense of the AGM (see table below)	826	727	1,541	1,433
Sustaining capital expenditures and capitalized stripping costs (see table below)	12,741	8,094	26,990	23,039
Reclamation accretion expense(1)	723	680	1,410	1,344
Sustaining lease payments(2)	4,709	4,063	8,094	7,281
All-in sustaining cost	65,918	48,945	131,664	106,036
Gold ounces sold	29,287	27,830	56,281	59,670
All-in sustaining cost per gold ounce sold ($/oz)	2,251	1,759	2,339	1,777

(1) Accretion expense for the six months ended June 30, 2024 was $901 per the Company's consolidated interim financial statements. Unconsolidated accretion expense of the AGM for the period January 1, 2024 to March 3, 2024 amounted to $443, when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

(2) Sustaining lease payments for the three and six months ended June 30, 2025 were $5,118 and $8,722, respectively, per the Company's consolidated interim financial statements, which included $32 and $63 of lease payments for corporate office space, respectively, and $377 and $565 of non-sustaining lease payments on a mining services contract, respectively.

The following table reconciles G&A expense of the AGM to the Company's G&A expense (the nearest IFRS measure) as presented in the Statements of Operations of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024. Unconsolidated G&A expense of the AGM relates to the period January 1, 2024 to March 3, 2024 when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

27

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Consolidated G&A expense	4,964	6,632	10,064	14,325
Add (less):
Corporate G&A expense	(4,138)	(5,905)	(8,523)	(13,352)
Unconsolidated G&A expense of the AGM	-	-	-	460
G&A expense of the AGM	826	727	1,541	1,433

The following table reconciles sustaining capital expenditures and sustaining capitalized stripping costs to the Company's total MPP&E additions (the nearest IFRS measure) as presented in note 7 of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024. Unconsolidated MPP&E additions of the AGM relate to the period January 1, 2024 to March 3, 2024 when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Additions to MPP&E (note 7 of financial statements)	30,474	35,467	62,716	48,828
Add (less):
Non-sustaining capital expenditures	(13,217)	(4,171)	(21,065)	(6,635)
Capital expenditures - corporate	(15)	(6)	(21)	(10)
Non-cash additions related to leases	-	(21,765)	(11,157)	(27,816)
Change in accounts payable related to capitalized stripping costs	(4,501)	(1,431)	(3,483)	(1,431)
Unconsolidated MPP&E additions of the AGM	-	-	-	10,103
Sustaining capital expenditures	12,741	8,094	26,990	23,039

Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is calculated as cash flows from operating activities, excluding one-time charges not indicative of current period cash flow performance, less cash flows used in investing activities and payments of lease liabilities for leases capitalized under IFRS 16.

The following table provides a reconciliation of the Company's Free Cash Flow to its cash flows from operating activities (the nearest IFRS measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025. Free Cash Flow for the six months ended June 30, 2024 includes consolidated results for the period March 4, 2024 to June 30, 2024. Refer to section 4.4 of the Company's MD&A for the three and six months ended June 30, 2024 for the AGM's cash flows from operating and investing activities.

28

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities	35,814	4,463	61,706	17,491
Cash flows used in investing activities	(25,052)	(10,947)	(46,665)	52,801
Lease payments (capitalized leases)	(5,118)	(3,249)	(8,722)	(4,327)
Free Cash Flow	5,644	(9,733)	6,319	65,965

EBITDA and Adjusted EBITDA

EBITDA, which is a non-IFRS measure, provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense and income taxes. Adjusted EBITDA, also a non-IFRS measure, adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

The following table provides a reconciliation of the Company's EBITDA and Adjusted EBITDA to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars )	$	$	$	$
Net income (loss)	21,554	7,280	(7,838)	4,072
Add back (deduct):
Depreciation and depletion expense	13,083	4,867	27,508	7,728
Finance income	(1,924)	(1,434)	(3,050)	(3,940)
Finance expense	17,138	8,259	56,249	13,984
EBITDA	49,851	18,972	72,869	21,844
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	701	191	1,608	579
Share of net income related to joint venture	-	-	-	(2,432)
Gain on derecognition of equity investment in joint venture	-	(118)	-	(1,416)
Transaction costs	-	102	-	2,401
Realized losses on gold hedges	(10,702)	(2,945)	(15,602)	(3,114)
Galiano's attributable interest in JV Adjusted EBITDA	-	-	-	3,243
Adjusted EBITDA	39,850	16,202	58,875	21,105

29

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Adjusted net income

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non- cash items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that management does not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business.

The following table provides a reconciliation of adjusted net income (loss) to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) attributable to common shareholders	19,326	7,280	(7,480)	4,072
Realized purchase price adjustments on inventories	-	-	-	8,700
Gain on derecognition of equity investment in joint venture	-	(118)	-	(1,416)
Trans action costs	-	102	-	2,401
Unrealized losses on gold hedges	1,807	1,541	32,023	5,619
Adjusted net income	21,133	8,805	24,543	19,376
Basic weighted average common shares outstanding	257,734,700	254,974,179	257,454,965	244,242,466
Diluted weighted average common shares outstanding	264,423,547	261,481,062	263,609,453	249,286,037
Adjusted net income per share - basic	$0.08	$0.03	$0.10	$0.08
Adjusted net income per share - diluted	$0.08	$0.03	$0.09	$0.08

OUTSTANDING SHARE DATA

As of the date of this MD&A, there were 258,474,774 common shares of the Company issued and outstanding and 11,353,338 stock options outstanding (exercisable to purchase common shares at exercise prices ranging between C$0.53 and C$2.37 per share). Additionally, there are 2,555,904 long-term incentive plan ("LTIP") awards, comprising restricted share units, performance share units and DSUs, that will be settled in equity. The maximum number of common shares issuable upon conversion of these LTIP awards is 3,187,904 common shares. The fully diluted outstanding share count at the date of this MD&A is 273,016,016.

30

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

RELATED PARTY TRANSACTIONS

As at June 30, 2025, the Company's related parties are its subsidiaries and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2025, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the six months ended June 30, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM joint venture until March 3, 2024. For the six months ended June 30, 2024, the joint venture service fee was comprised of a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in preparing the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023.

Changes in accounting policies including initial adoption

Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2025 that impacted the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025.

Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of June 30, 2025:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

31

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance-linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2024, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2024, which can be found on EDGAR at www.sec.gov.

Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial instruments

As at June 30, 2025, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, lease liabilities, financial liabilities (gold hedge derivatives), long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields Limited and the 1% net smelter return royalty on production from the Nkran deposit (the "Nkran Royalty") payable to Gold Fields Limited. The Company classifies cash and cash equivalents and accounts and value added tax receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities, lease liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Marketable securities, long-term incentive plan liabilities, contingent consideration and the Nkran Royalty are financial assets and financial liabilities, respectively, measured at fair value through profit or loss. Marketable securities fall within Level 1 of the fair value hierarchy, while the aforementioned financial liabilities all fall within Level 3. The ZCC gold hedge liabilities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy. Refer to note 11 of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024 for discussion on the significant assumptions made in determining the fair value of the contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 22(d) of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and 2024. The Company's strategies to manage these risks have not changed materially during the period.

32

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

As at June 30, 2025, the carrying and fair values of the Company's financial instruments by category are as follows (in thousands of US dollars):

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at June 30, 2025	$	$	$	$
Financial assets
Cash and cash equivalents	-	114,681	114,681	114,681
Accounts receivable	-	58	58	58
Marketable securities(1)	3,077	-	3,077	3,077
Total financial assets	3,077	114,739	117,816	117,816

Financial liabilities
Accounts payable and accrued liabilities(2)	39,408	66,332	105,740	105,740
Lease liabilities	-	44,588	44,588	44,588
Deferred consideration	-	51,636	51,636	51,636
Contingent consideration	18,055	-	18,055	18,055
Nkran royalty	5,430	-	5,430	5,430
Other non-current liabilities(2)	13,224	-	13,224	13,224
Total financial liabilities	76,117	162,556	238,673	238,673

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

INTERNAL CONTROL

Internal control over financial reporting ("ICFR")

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's ICFR to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

During the six months ended June 30, 2025, there have been no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

33

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

QUALIFIED PERSONS

The exploration information contained in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news releases dated May 5, 2025 and July 14, 2025 and filed on the Company's SEDAR+ profile at www.sedarplus.ca

All other scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENTS

Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information, and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates. Forward-looking statements include, but are not limited to, statements with respect to:

  the deferred consideration payable in connection with the transaction with Gold Fields that closed on March 4, 2024; the future price of gold;
  the operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery; the timing of fleet mobilization and volumes mined at the Nkran deposit;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due; the timing, costs and project economics associated with the development plans for the AGM;
  the availability of capital to fund the AGM's expansion plans and to fund the AGM's development plans; any additional work programs to be undertaken by the Company;
  timing of delivery of higher grade ore from Abore and Esaase;
34

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 the Company's planned and future drilling programs;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  estimate of a legal provision;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices.
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
35

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024 metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results;
  the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  any such other risk factors described under the heading "Risk Factors" in the Company's AIF.
36

GALIANO GOLD INC. Management's Discussion and Analysis For the three and six months ended June 30, 2025 and 2024

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward- looking statements or information contained in this MD&A include, among others:

  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers. The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by NI 43-101. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the Securities and Exchange Commission ("SEC") applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the Company's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

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